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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                  (RULE 13E-4)

                                (AMENDMENT NO. 2)

                  TENDER OFFER STATEMENT UNDER SECTION 13(E)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                      WHITE MOUNTAINS INSURANCE GROUP, LTD.
                      (NAMES OF FILING PERSONS (OFFERORS))

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                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                    G9618E107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               Michael S. Paquette
                      White Mountains Insurance Group, Ltd.
                              80 South Main Street
                        Hanover, New Hampshire 03755-2053
                            Telephone: (603) 643-1567
           (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                    COPY TO:

                             Philip A. Gelston, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                            New York, New York 10019
                            Telephone: (212) 474-1000

                           CALCULATION OF FILING FEE:

Transaction Valuation*: $247,500,000            Amount of Filing Fee*: $49,500

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* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 1,500,000 outstanding Common Shares, par value $1.00, of White Mountains Insurance Group, Ltd. (the "Common Shares" or the "Shares"), at a price per Share of $165.00 in cash. As of August 18, 2000, there were 5,880,115 Shares outstanding. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid: $49,500                      Filing Party: White Mountains Insurance Group, Ltd.
     Form or Registration No.: Schedule TO                Date Filed: August 21, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO dated August 21, 2000, as amended September 11, 2000, which relates to the issuer tender offer by White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the "Company"), to purchase 1,500,000 of its own issued and outstanding Common Shares, par value $1.00 per share (the "Common Shares" or the "Shares"), at a purchase price of $165.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2000 (the "Offer to Purchase"), a copy of which is included in the Company's Tender Offer Statement on Schedule TO dated August 21, 2000 as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is included in the Company's Tender Offer Statement on Schedule TO dated August 21, 2000 as Exhibit (a)(1)(B) and which, together with the Offer to Purchase, as amended or supplemented from time to time, constitutes the "Offer".


ITEM 11.  ADDITIONAL INFORMATION.

(b) The Company has extended the Offer until 12:00 midnight, New York City time, on Monday, September 25, 2000. On September 18, 2000, the Company issued a press release with respect to the extension of the Offer, a copy of which is attached as Exhibit (a)(1)(M) which is herein incorporated by reference. To date, approximately [ ] shares have been tendered pursuant to the Offer.


ITEM 12.  EXHIBITS.

(a)(1)(M) Text of press release issued by White Mountains Insurance Group, Ltd., dated September 18, 2000.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              WHITE MOUNTAINS INSURANCE GROUP, LTD.


                              By: /s/ Michael S . Paquette
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                                  Name: Michael S. Paquette
                                  Title:   Senior Vice President and Controller



Dated: September 18, 2000

                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION

(a)(1)(M) Text of press release issued by White Mountains Insurance Group, Ltd., dated September 18, 2000.